CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

05010581

11th August 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	09/08/2005

Yours faithfully,

Krupali Patel

dlw 8/22

REG-Catlin Group Limited Holding(s) in Company
Released: 09/08/2005

RNS Number:9089P
Catlin Group Limited
09 August 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Catlin Group Limited

2. Name of shareholder having a major interest

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

1,052,834	FII	Bank of New York Europe London Total
62,900	FII	JP Morgan Bournemouth Total
15,500	FIJ	Brown Brothers Harriman & Co Total
41,500	FIL	BNP Paribas, Paris (C) Total
458,952	FIL	Brown Brothers Harriman Ltd Lux Total
89,500	FIL	HSBC Bank Total
280,200	FIL	JP Morgan, Bournemouth Total
32,000	FIL	Northern Trust London Total
3,805,313	FISL	JP Morgan, Bournemouth Total
4,000	FMRCO	JPMorgan Chase Bank Total
4,800	FMRCO	Northern Trust Co Total
36,446	FRMCO	State Street Bank and Trust Co Total
150,800	FPM	Bank of New York Brussels Total
40,511	FPM	BNP Paribas Frankfurt Total
339,112	FPM	HSBC Bank PLC Total
744,841	FPM	JP Morgan, Bournemouth Total
842,356	FPM	Northern Trust London Total
942,919	FPM	State Street Bank and Trust Co London (S Total)
8,944,484		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

82-34808

9. Class of security

Common shares

10. Date of transaction

N/A

11. Date company informed

8 August 2005

12. Total holding following this notification

8,944,484

13. Total percentage holding of issued class following this notification

5.74%

14. Any additional information

....

15. Name of contact and telephone number for queries

....

16. Name and signature of authorised company official responsible for making this notification

James Burcke

Date of notification

9 August 2005

END
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